Easy Energy, Inc.
      Suite 105 - 5348 Vegas Dr. Las Vegas, NV 89108 Tel: +1 (702) 442-1166


August 25, 2009

Via Edgar and Fax

Mr. Kevin L. Vaughn
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Stop 3030
Washington, D.C. 20549-3030

RE: Easy Energy Inc. (the "Company")
    Form 10-K for the year ended December 31, 2008 ("Form 10-K")
    Filed March 27, 2009
    File No. 0-53002

Dear Mr. Vaughn:

The purpose of this letter is to respond to your letter of August 13, 2009 with respect to the above-captioned filing. For ease of reference, our responses are keyed to your comments.

1. WE NOTE YOUR DISCLOSURES HERE REGARDING SEVERAL MATERIAL WEAKNESSES IN YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING WHICH COULD RESULT IN A MISSTATEMENT OF ANNUAL AND INTERIM FINANCIAL STATEMENTS THAT WOULD NOT BE PREVENTED OR DETECTED. PLEASE TELL US AND REVISE FUTURE FILINGS AS APPROPRIATE TO DISCUSS HOW YOU HAVE COMPENSATED FOR THESE MATERIAL WEAKNESSES IN ORDER TO ENSURE THAT THE FINANCIAL STATEMENTS PRESENTED IN THIS FORM 10-K ARE FREE FROM MATERIAL MISSTATEMENT.

In order to compensate for the weaknesses in internal control over financial reporting, our Chief Executive Officer and Chief Financial Officer review the books and records including invoices, checks, contracts, general ledger, journal entries, financial statements and disclosures to ensure that all material transactions are recorded and disclosed properly and material misstatements are avoided.

As the Company develops and hires additional employees it plans to segregate the duties of the financial personnel as required for internal control.

2. YOU STATE THAT AUDIT RELATED FEES BILLED BY MOORE & ASSOCIATES CHARTERED CONSIST OF FEES BILLED FOR BOOKKEEPING. PLEASE EXPLAIN TO US THE NATURE OF THE BOOKKEEPING SERVICES PROVIDED. TELL US HOW YOU HAVE EVALUATED THE SERVICES PROVIDED UNDER RULE 2-01 OF REGULATION S-X, INCLUDING SPECIFICALLY RULE 2-01(C)(4) OF REGULATION S-X, IN CONCLUDING THAT MOORE & ASSOCIATES CHARTERED IS INDEPENDENT.

The information in the Form 10-K was inaccurate. The bookkeeping referenced in the Form 10-K was with respect to preparation of financial statement that was performed by an outside accountant, Martin Bajic that assisted the Company. Mr. Bajic is not employed by or related to Moore & Associates Chartered. Therefore, Moore & Associates Chartered did not perform any bookkeeping services for the Company and such services did not effect their independence.

3. PLEASE PROVIDE TO US YOUR CALCULATION OF YOUR WEIGHTED AVERAGE SHARES OUTSTANDING FOR EACH OF THE YEARS ENDED DECEMBER 31, 2007 AND 2008. IN THIS REGARD, WE NOTE FROM YOUR BALANCE SHEET THAT YOU HAD 80,333,190 SHARES OUTSTANDING AT DECEMBER 31, 2007 AND 93,552,778 SHARES OUTSTANDING AT DECEMBER 31, 2008.

The number of weighted average shares outstanding as originally reported in the Form 10-K was incorrect. The correct number of weighted average shares is presented in Attachment 1. Consequently the correct loss per share for the year ended December 31, 2008 was $(0.02) per share.

Additionally, the number of shares issued and outstanding as originally reported in the balance sheet for the year ended December 31, 2008 was incorrect. The correct number of shares issued and outstanding at December 31, 2008 was 93,302,778.

4. WE NOTE THROUGHOUT THE FILING THAT AMOUNTS DISCLOSED RELATING TO STOCK AND WARRANTS ISSUED FOR SERVICES IN THE YEAR ENDED DECEMBER 31, 2008 ARE NOT CONSISTENT. PLEASE CLARIFY FOR US THE CORRECT AMOUNTS RELATING TO STOCK AND WARRANTS ISSUED FOR SERVICES.

The correct amounts of stock and warrants issued for services for the year ended December 31, 2008 were as follows:

                                                       Common Shares                 Warrants
                                                -----------------------       ----------------------
                                                  Issued        Amount         Issued        Amount
                                                  Shares          $           Warrants         $
                                                ---------     ---------       --------     ---------
Shares for services March 3, 2008 @ 0.24          300,000        72,000       1,000,000         1,031
Shares for services March 10, 2008 @ 0.24         882,353       211,765       3,000,000         8,770
Shares for services March 25, 2008 @ 0.02       2,000,000       550,000       1,000,000       213,813
Shares for services March 27, 2008 @ 0.07       1,500,000       450,000              --            --
                                                ---------     ---------       ---------     ---------
TOTAL                                           4,682,353     1,283,765       5,000,000       223,614
                                                =========     =========       =========     =========

For clarity a corrected Statement of Changes in Stockholders' Equity is attached as Attachment 2.

RECONCILE THIS AMOUNT TO THE FOLLOWING AMOUNTS FOR 2008 PRESENTED THROUGHOUT THE
FILING:

* WITHIN THE CASH USED BY OPERATING ACTIVITIES SECTION OF THE STATEMENT OF CASH FLOWS, YOU STATE THAT "COMMON STOCK AND WARRANTS ISSUED FOR SERVICES WERE $1,185,655.

The correct amount of common stock and warrants issued for services to reconcile net loss to cash used in operating activities was $1,182,083. This amount is equal to the total of common stock and warrants issued for services less offering costs, $211,765, deducted directly against equity; less prepaid costs, $112,500; and less the immaterial amount of $1,031 that was not recorded in expenses.

* WITHIN THE NON-CASH ACTIVITIES ON THE STATEMENT OF CASH FLOWS, YOU STATE THAT "STOCK AND WARRANTS ISSUED FOR SERVICES" WERE $957,083.

The correct amount of non-cash activities for stock and warrants issued for services was $1,507,379.

* WITHIN THE STATEMENT OF STOCKHOLDERS ACTIVITY, THE TOTAL OF SHARES ISSUED FOR SERVICES AND THE FAIR VALUE OF WARRANTS IS $956,348.

The correct total of shares and warrants issued for services was $1,507,379. The shares issued on March 25, 2008, $550,000, were mislabeled as a private placement when in fact they were shares issued for services. The warrants granted March 3, 2008, $1,031, were inadvertently not recorded.

* WITHIN NOTE 5, THE TOTAL VALUE OF THE STOCK AND WARRANTS ISSUED FOR SERVICES IS $1,394,879. THIS TOTAL INCLUDES $337,500 OF EXPENSE RELATING TO THE MARCH 27, 2008 CONSULTING SERVICES AGREEMENT BASED ON YOUR DISCLOSURE THAT THE AMOUNT IS BEING RECOGNIZED AS AN EXPENSE RATABLY OVER THE 1 YEAR TERM BEGINNING APRIL 1, 2008.

The total of shares and warrants issued for services reported in Note 5 was $1,507,379. This total, less $112,500 of prepaid costs at December 31, 2008 equals $1,394,879.

5. WE NOTE THAT THE IDENTIFICATION OF THE CERTIFYING INDIVIDUAL AT THE BEGINNING OF THE CERTIFICATION REQUIRED BY EXCHANGE ACT RULE 13A-14(A) ALSO INCLUDES THE TITLE OF THE CERTIFYING INDIVIDUAL. IN FUTURE FILINGS, THE IDENTIFICATION OF THE CERTIFYING INDIVIDUAL AT THE BEGINNING OF THE CERTIFICATION SHOULD BE REVISED SO AS NOT TO INCLUDE THE INDIVIDUAL'S TITLE.

Comment noted. In future filings we acknowledge and agree to not include the individual's title in the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a).

We acknowledge and understand the following:

     * the company is responsible for the adequacy and accuracy of the disclosure in the filings;

     * staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     * the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your assistance with our compliance with the disclosure requirements.

Please call Edwin L. Miller Jr. at (617) 338-2447 or Oded Har-Even at (212) 660-5002, both attorneys at Z.A.G/S&W LLP, if you have any questions or require additional information.

Very truly yours,


/s/ Guy Ofir
-------------------------------------
Guy Ofir
President and Chief Executive Officer
Easy Energy Inc.

                                  ATTACHMENT 1

                                EASY ENERGY, INC.

               CALCULATION OF WEIGHTED AVERAGE SHARES OUTSTANDING

December 31, 2007

  No. of        Days        Total               Weighted
  Shares     Outstanding    Days     Factor      Shares       Date Issued
  ------     -----------    ----     ------      ------       -----------

40,000,000       229        229     1.000000    40,000,000    May 17, 2007
10,000,000       229        229     1.000000    10,000,000    May 17, 2007
30,333,190       127        229     0.554585    16,822,337    August 27, 2007
----------                                      ----------
80,333,190                                      66,822,337
==========                                      ==========

December 31, 2008

  No. of        Days        Total               Weighted
  Shares     Outstanding    Days     Factor      Shares       Date Issued
  ------     -----------    ----     ------      ------       -----------

40,000,000       364        364     1.000000    40,000,000    May 17, 2007
10,000,000       364        364     1.000000    10,000,000    May 17, 2007
30,333,190       364        364     1.000000    30,333,190    August 27, 2007
 4,285,714       280        364     0.769231     3,296,703    March 27, 2008
 3,676,480       306        364     0.840659     3,090,667    February 28, 2008
   208,333       306        364     0.840659       175,137    February 28, 2008
   300,000       295        364     0.810440       243,132    March 12, 2008
   882,353       306        364     0.840659       741,758    February 28, 2008
 2,000,000       280        364     0.769231     1,538,462    March 27, 2008
 1,500,000       280        364     0.769231     1,153,846    March 27, 2008
   116,707       108        364     0.296703        34,627    September 15, 2008
----------                                      ----------
93,302,777                                      90,607,523
==========                                      ==========

                                  ATTACHMENT 2

                                EASY ENERGY, INC.

             CORRECTED STATEMENT OF CHANGES IS STOCKHOLDERS' EQUITY

                                                                                                       Deficit
                                                                                                     Accumulated
                                                      Common Shares      Additional     Deferred      During the
                                                   Issued                 Paid in       Offering     Development         Total
                                                   Shares      Amount     Capital         Costs          Stage           Equity
                                                   ------      ------     -------         -----          -----           ------
BALANCE, MAY 18, 2007 (DATE OF INCEPTION)       $        --    $  --     $       --     $      --     $        --     $        --
Issued to founders on May 17, 2007 @ 0.0005      40,000,000      400          1,600            --              --           2,000
Private placement May 17, 2007 @ 0.0002          10,000,000      100          1,900            --              --           2,000
Private placement August 27, 2007 @ 0.003        30,333,190      303         90,697            --              --          91,000
Contributed capital                                      --       --          7,500            --              --           7,500
Net Loss                                                 --       --             --            --         (30,112)        (30,112)
                                                -----------    -----     ----------     ---------     -----------     -----------
BALANCE, DECEMBER 31, 2007                       80,333,190    $ 803     $  101,697     $      --     $   (30,112)    $    72,389

Private placement January 16, 2008 @ 0.07         4,285,714       43        299,957            --              --         300,000
Private placement February 28, 2008 @ 0.17        3,676,480       37        624,964            --              --         625,001
Private placement February 28, 2008 @ 0.24          208,333        2         49,998            --              --          50,000
Shares for services March 3, 2008 @ 0.24            300,000        3         71,997            --              --          72,000
Shares for services March 10, 2008 @ 0.24           882,353        9        211,756      (211,765)             --              --
Shares for services March 25, 2008 @ 0.02         2,000,000       20        599,980            --              --         600,000
Shares for services March 27, 2008 @ 0.07         1,500,000       15        449,985            --              --         450,000
Private placement September 15, 2008 @ 0.015        116,707        1         17,487            --              --          17,488
Contributed capital                                      --       --          3,000            --              --           3,000
Fair value of warrants granted                           --       --        222,583            --              --         222,583
Net loss                                                 --       --             --            --      (2,163,227)     (2,163,227)
                                                -----------    -----     ----------     ---------     -----------     -----------
BALANCE, DECEMBER 31, 2008                       93,302,777      933     $2,653,404     $(211,765)    $(2,193,339)    $   249,233
                                                ===========    =====     ==========     =========     ===========     ===========


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